May 11, 2011	TSX: HNC
Frankfurt Exchange: WKN-AOB6ST

Former Diamond Fields President joins Hard Creek Board

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corp. (TSX – HNC) announced today that Cliff S. Carson has consented to serve on the Board of the Company as an Independent Director.

Mr. Carson was President and Director of Diamond Fields Resources Inc. from May 1995 until July 1996, when Diamond Fields was acquired by Inco in a $4.6 billion transaction. Prior to that Mr. Carson was Senior Vice President, Marketing and Sales at Falconbridge Ltd., a member of the Advisory Board for Nikkelverk Nickel Refinery at Kristiansand, Norway and Chairman of the Nickel Development Institute.

“We are extremely pleased with Mr. Carson’s decision to join our Board,” said Mr. Jarvis. “He brings a wealth of relevant experience to the table. Mr. Carson has a comprehensive knowledge of nickel marketing and smelter terms, an excellent appreciation of the strategic options available in developing a large scale nickel project, and a proven track record of unlocking shareholder value.”

“Hard Creek has a very exciting nickel project at Turnagain,” said Mr. Carson. “The high grade concentrate product and long mine life make this a highly desirable project. I look forward to working with the Company’s top notch management team to release the value of this company for shareholders.”

About Hard Creek Nickel:

Hard Creek Nickel owns 100% of the Turnagain project, located in north central British Columbia. The property consists of 65 contiguous mineral claims covering an area of approximately 33,200 hectares. A Preliminary Assessment by Wardrop models production of 35,000 t.p.a. of nickel metal over a mine life of 24.4 years with a cash cost, net of byproduct credits, of U.S. $3.30 per pound of nickel. Due to recent metallurgical developments, the Preliminary Assessment is being updated to reflect a standard mine flowsheet producing a high grade concentrate for sale to smelters.

Options Set:

The Company announces that, pursuant to its Stock Option Plan, 897,000 options will be granted to a director and a member of the Advisory Board with a strike price of $0.42 and a term of five years, subject to TSX approval.

The Preliminary Assessment referred to in this news release includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The noted assessment results are preliminary in nature and there is no assurance the mining scenarios outlined would ever be realized.

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This document contains “forward looking statements” which are subject to risks, both known and unknown, which may affect the outcome of such forward looking statements.

Technical aspects of this document have been reviewed and approved by Neil Froc, P.Eng., a Qualified Person consistent with NI 43-101.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com